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SEC FILE NUMBER
8-29565

ANNUAL REPORTS

FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: First Financial Securities of America, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
MAR 21 2025
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

16945 Northchase Drive, Suite 1800
(No. and Street)

Houston (City) Tx (State) 77060 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul Blutt (Name) 281-272-7664 (Area Code – Telephone Number) paul.blutt@ffga.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ham, Langston & Brezina LLP
(Name – if individual, state last, first, and middle name)

(Address) (City) (State) (Zip Code)

11550 Fuqua, Suite 475 Houston Tx 77034

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Blutt, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of First Financial Securities of America, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MINDY L. TREVINO
My Notary ID # 123997229
Expires June 11, 2026

Signature: [signature]

Title:
Cheif Financial Officer

[signature]
Notary Public

SEC Mail Processing
2 1 2025
Washington, DC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

FINANCIAL STATEMENTS WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
As of and for the Years Ended December 31, 2024 and 2023

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
TABLE OF CONTENTS

Ham, Langston & Brezina, L.L.P.
CPAs and Advisors

11550 Fuqua St., Ste. 475
Houston, Texas 77034
281-481-1040 Main
hlb-cpa.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
First Financial Securities of America, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of First Financial Securities of America, Inc. (the "Company") as of December 31, 2024 and 2023, the related statements of operations, changes in shareholder's equity and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2004.

Ham, Langston & Brezina LLP

Houston, Texas
March 10, 2025

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2024 AND 2023

ASSETS	2024	2023
Current assets:		
Cash and cash equivalents	$ 999,211	$ 948,607
Commissions receivable	43,680	42,653
Receivables, related parties	-	31,794
Prepaid expenses	74,333	68,156
Total current assets	1,117,224	1,091,210
Financing lease assets, net	554	720
Total assets	$ 1,117,778	$ 1,091,930
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 21,526	$ 15,818
Accounts payable, related party	-	425
Current portion of financing lease obligation	163	144
Deferred tax liability	106	186
Income taxes payable to Parent	6,804	11,509
Total current liabilities	28,599	28,082
Financing lease obligation, net of current portion	439	602
Total liabilities	29,038	28,684
Commitments and contingencies		
Shareholder's equity:		
Class A common stock, no par value; 375,000 shares authorized, issued, and outstanding	1,000	1,000
Additional paid-in capital	11,000	11,000
Retained earnings	1,076,740	1,051,246
Total shareholder's equity	1,088,740	1,063,246
Total liabilities and shareholder's equity	$ 1,117,778	$ 1,091,930

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
Revenues:		
Commission revenue	$ 525,257	$ 556,931
Fee revenue	37,882	52,742
Total revenues	563,139	609,673
Expenses:		
Sales commissions	192,558	223,626
Service fee - related parties	105,000	150,000
Overhead expense reimbursement - related party	164,334	150,769
Licenses and fees	45,515	41,182
Amortization	166	200
Other operating expenses	54,818	3,619
Total expenses	562,391	569,396
Other (income) expense, net		
Interest expense	80	78
Interest income	(31,602)	(15,053)
Other income	-	(52)
Total other (income) expense, net	(31,522)	(15,027)
Net income before income taxes	32,270	55,304
Provision (benefit) for income taxes:		
Current	6,856	11,509
Deferred	(80)	105
Total provision for income taxes	6,776	11,614
Net income	$ 25,494	$ 43,690

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	Class A Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance, December 31, 2022	$ 1,000	$ 11,000	$ 1,007,556	$ 1,019,556
Net income	-	-	43,690	43,690
Balance, December 31, 2023	1,000	11,000	1,051,246	1,063,246
Net income	-	-	25,494	25,494
Balance, December 31, 2024	$ 1,000	$ 11,000	$ 1,076,740	$ 1,088,740

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
Cash flows from operating activities:		
Net income	$ 25,494	$ 43,690
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization on financing leases	166	200
Deferred tax (benefit) expense	(80)	105
Gain on disposal of financing lease	-	(52)
Changes in:		
Commissions receivable	(1,027)	5,667
Receivables, related parties	31,794	132,702
Prepaid expenses	(6,177)	(1,915)
Accounts payable and accrued expenses	5,708	(32,718)
Accounts payable, related party	(425)	-
Income taxes payable to Parent	(4,705)	(68,480)
Net cash provided by operating activities	50,748	79,199
Cash flows from financing activities:		
Payments on financing lease obligations	(144)	(194)
Net cash used in financing activities	(144)	(194)
Net increase in cash and cash equivalents	50,604	79,005
Cash and cash equivalents, beginning of year	948,607	869,602
Cash and cash equivalents, end of year	$ 999,211	$ 948,607
Supplemental disclosures of cash flow information:		
Interest paid	$ 80	$ 78
Non – Cash investing and financing activities:		
Equipment under financing lease	$ -	$ 831

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
NOTES TO FINANCIAL STATEMENTS

1. Organization

First Financial Securities of America, Inc. (the "Company" or "FFS"), a wholly-owned subsidiary of American Fidelity Assurance Company (the "Parent"), is a private investment banking firm and fully disclosed Introducing Broker-Dealer located in Houston, Texas. The Company is registered as a Broker-Dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business is primarily the sale of variable annuity products to employees of school districts which are also customers of First Financial Capital Corporation, Inc. ("FFC"), which shares certain common management.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Company prepares its financial statements using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

Revenue from contracts with customers includes commissions earned from the sponsor of the securities products, investment advisory account supervision and administrative services fees The recognition and measurement of revenue is based on the assessment of individual contract terms. The Company receives and earns its commission revenue when the securities products are issued by the sponsor. The commissions and fees received are generally based on a fixed rate applied, as a percentage, to amounts invested or the value of the contract at the time of sale.

The Company does not have any revenue expected to be recognized in the future related to remaining performance obligations or contracts with variable consideration related to undelivered performance obligations. There was no revenue recognized in the current period from performance obligations satisfied in previous periods. The Company's significant judgments made in connection with the adoption of Accounting Standards Codification ("ASC") Topic 606 included the determination of when the Company satisfies its performance obligation to customers and the applicability of the as invoiced practical expedient.

For the years ended December 31, 2024 and 2023 company recorded commission revenue and fee revenue of $525,257 and $556,931, and $37,882 and $52,742, respectively.

Allowance for credit losses

The Company recognizes an allowance for credit losses for financial assets carried at amortized cost to present the net amount expected to be collected as of the balance sheet date. Such allowance is based on the credit losses expected to arise over the life of the asset (contractual term) which includes consideration of prepayments and renewal/extension options that are not accounted for as derivatives and are not unconditionally cancellable by the Company.

The allowance for credit losses reflects management's best estimate of probable losses inherent in the commissions receivable balance. At December 31, 2024 and 2023, there was no allowance for credit losses as management believes all accounts are collectible. During the years ended December 31, 2024 and 2023, the Company has recorded no bad debt expense.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as cash on hand, demand deposits, and short-term, highly liquid investments with an original maturity of three months or less.

2. Summary of Significant Accounting Policies, continued

Concentrations of Credit Risk

Financial instruments which subject the Company to concentrations of credit risk include cash and cash equivalents and commissions receivable.

FFS maintains its cash in banks selected based upon management's assessment of the bank's financial stability. Balances periodically exceed the federal depository insurance limit; however, the Company has not experienced any losses on its deposits.

Commissions receivable arise from the commission earned from the sale of variable annuity and/or mutual fund products to employees of school districts. Collateral is generally not required for credit granted.

For the year ended December 31, 2024, approximately $463,000 or 82% of commission revenue were earned from a sponsor of variable annuity products. At December 31, 2024, approximately $38,000, or 87% of commission's receivable was from the same sponsor of variable annuity products.

For the year ended December 31, 2023, approximately $451,000 or 74% of commission revenue were earned from a sponsor of variable annuity products. At December 31, 2023, approximately $37,000, or 86% of commission's receivable was from the same sponsor of variable annuity products.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes resulting from temporary differences between U.S. GAAP and income tax reporting purposes.

The Company files a consolidated federal tax return with its Parent. Based on a tax allocation agreement effective May 30, 2000, the Company's share of the consolidated federal tax liability for each taxable year for which the Company is a member of the consolidated group is determined as if the Company were at all times during the taxable year and all previous years liable for taxation as a separate taxpayer not included or includible in the consolidated group.

The Company records a liability for uncertain tax positions where it is more likely than not that the tax position will not be sustained upon examination by the appropriate tax authority. Changes in the liability for uncertain tax positions are reflected through income tax expense in the period when a new uncertain tax position arises, judgment changes about the likelihood of uncertainty, the tax issue is settled or the statute of limitation expires. Any potential net interest income or expense and penalties related to uncertain tax positions is recorded in the statements of operations. During 2024 and 2023, the Company did not book any interest or penalties related to uncertain tax positions.

Fair Value of Financial Instruments

The Company includes fair value information in the notes to financial statements when the fair value of its financial instruments is different from the book value. When the book value approximates fair value, no additional disclosure is made.

3. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31 consist of the following:

	2024	2023
Commission payable	$ 14,958	$ 15,818
Other accrued liabilities	6,568	-
Total accounts payable and accrued expenses	$ 21,526	$ 15,818

4. Income Taxes

For the years ended December 31, 2024 and 2023, the provision for income tax of $6,776 and $11,614, respectively, approximated the expected income tax expense, based on the statutory tax rate of 21%. The deferred tax liability of $106 and $186, at December 31, 2024 and 2023, respectively, related primarily to accelerated amortization. There is no difference in federal income tax expense allocated from the Parent at the statutory rate with respect to income taxes recorded in the statements of operations for the years ended December 31, 2024 and 2023.

5. Related-Party Transactions

At December 31, 2024 and 2023, the Company had income taxes payable to its Parent of $6,804 and $11,509, respectively, representing the Company's share of the consolidated federal tax liabilities pursuant to its tax allocation agreement.

At December 31, 2024 and 2023, the Company had an overhead expense reimbursement agreement in place with FFC for which the Company reimburses FFC for certain operating expenses incurred, including a service fee totaling $30,000, or $2,500 per month, which is included in service fee expense in the accompanying statements of operations. During the years ended December 31, 2024 and 2023, the Company incurred overhead expense reimbursements to FFC of $164,334 and $150,769, respectively. As of December 31, 2024 the Company owed FFC, $0 and as of December 31, 2023 FFC owed the Company, $425 for its over allocation of general operating expense under the agreement. Amounts owed bear no interest and are included in accounts receivable, related party, in the accompanying statements of financial condition.

At December 31, 2024 and 2023, the Company also had an expense allocation agreement in place with First Financial Administrators, Inc. ("FFA"), an affiliate that provides administrative services related to data processing of securities transactions and shares certain common management with the Company. The Company incurred an expense totaling $75,000, or $6,250 per month, and $90,000, or $7,500 per month, during the years ended December 31, 2024 and 2023, respectively, for these administrative services, which is included in service fee expense in the accompanying statements of operations. As of December 31, 2024, and 2023, the Company owed $0 related to the expense allocation agreement.

As of December 31, 2024, and 2023, the Company had accounts receivable of $0 and $31,794, respectively, from the Parent. The balances represent allocations of general operating expense reimbursements and are included in receivables, related parties in the accompanying statements of financial condition.

6. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including service fees and commissions. The Company has identified its President and Chief Financial Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital (see note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends, and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

7. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-l of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2024 and 2023, the Company had net capital, as defined by the SEC, of $970,173 and $920,348, respectively, which is $965,173 and $870,348, respectively, in excess of the net capital requirement of $5,000 and $50,000, respectively. At December 31, 2024 and 2023, the Company's ratio of aggregate indebtedness to net capital as defined by SEC, was 0.03 to 1. The SEC permits a ratio for the Company at this time of no greater than 15 to 1.

8. Exemption from Rule 15c3-3

The Company, as a fully disclosed Introducing Broker-Dealer, claims the exemptive provisions of SEC Rule 15c3-3 under paragraph (k)(1). As a result, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required as the clearing organization clears all the Company's trades on a fully disclosed basis.

9. Subordinated Liabilities

The Company had no subordinated liabilities during the years ended December 31, 2024 and 2023. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

10. Subsequent Events

Management has evaluated subsequent events through March 10, 2025, which is the date the financial statements were available to be issued, and has concluded that there are no significant events to be reported.

SUPPLEMENTARY INFORMATION

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

	2024	2023
Net capital:		
Total shareholder's equity per the accompanying financial statements	$ 1,088,740	$ 1,063,246
Nonallowable assets:		
Commissions receivable	43,680	42,653
Receivables, related parties	-	31,369
Financing lease assets, net	554	720
Prepaid expenses and other assets	74,333	68,156
Total nonallowable assets	118,567	142,898
Net capital before haircuts on security positions	970,173	920,348,
Haircuts on security positions	-	-
Net capital	970,173	920,348
Minimum net capital required (the greater of $5,000 or 6-2/3% and $50,000 or 6-2/3% of total aggregate indebtedness, respectively)	5,000	50,000
Excess net capital	$ 965,173	$ 870,348
Aggregate indebtedness	$ 29,038	$ 28,259
Ratio of aggregate indebtedness to net capital	0.03	0.03

Ham, Langston & Brezina, L.L.P.
CPAs and Advisors

11550 Fuqua St., Ste. 475
Houston, Texas 77034
281-481-1040 Main
hlb-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM PURSUANT TO REVIEW OF MANAGEMENT'S EXEMPTION REPORT UNDER RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
First Financial Securities of America, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Under Rule 17a-5 of the Securities and Exchange Commission, in which (1) First Financial Securities of America, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(1) (the "exemption provisions") and (2) the Company stated that First Financial Securities of America, Inc. met the identified provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ham, Langston & Brezina LLP

Houston, Texas
March 10, 2025

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
EXEMPTION REPORT UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

First Financial Securities of America, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k): Paragraph (k)(1).

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

First Financial Securities of America, Inc.

I, Dawson Schnautz, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Dawson J. Schnautz

Dawson Schnautz, President
March 10, 2025

Ham, Langston & Brezina, L.L.P.
CPAs and Advisors

11550 Fuqua St., Ste. 475
Houston, Texas 77034
281-481-1040 Main
hlb-cpa.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

The Board of Directors
First Financial Securities of America, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of First Financial Securities of America, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The appropriateness of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures, Continued

- We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Ham, Langston & Brezina LLP

Houston, Texas
March 10, 2025